BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. ("BRF" ou "Companhia") (B3: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358, of January 3, 2002, announces the following to its shareholders and to the market in general:

Mr. Lorival Nogueira Luz Jr., an executive with more than 26 years of professional experience, has been hired by the Company to take the office of Chief Financial and Investor Relations Officer as from September 2017. The abovementioned hiring was approved on a Board of Directors Meeting held today, as per the recommendation of the Global Chief Executive Officer. The formal nomination of the abovementioned executive as Chief Financial and Investor Relations Officer will be made as soon as he is integrated to BRF.

During his professional career, Mr. Lorival Nogueira Luz Jr. has acted in different business sectors, such as, civil construction, energy, education and financing. His most recent position was at Votorantim Cimentos, where he acted as Finance and Investor Relations Vice-President.

Mr. Elcio Ito, who has been acting in the finance functions of the Company as interim together with the Global Chief Executive Officer, will remain as an executive of BRF, with a new scope of work, which will include providing efficiency and agility in the integration process of Mr. Lorival Nogueira Luz Jr.

As the other Vice-Presidencies of the Company, the Chief Financial and Investor Relations Officer will be responsible for global directives of BRF.

São Paulo, August 24, 2017

Pedro de Andrade Faria

Global Chief Executive, Finance and Investor Relations Officer